October 2011: Third Quarter Review

Market in Correction in Third Quarter

Stock indexes closed out September with their fifth straight monthly loss and their worst performance since the final three months of 2008. Heightened worries about the European debt crisis and continued sluggishness in the U.S.
economy drove stocks lower. The S&P 500 Index returned -14.3% for the third quarter and -10.0% year-to-date. Large-cap growth stocks performed the best for the quarter with a return of -13.5%, leaving the YTD return at -8.2% so far for 2011. Small-cap stocks bore the brunt of the selling as their returns trailed all other indexes for the quarter and YTD. We have conservatively positioned the PC&J Performance Fund most of the year and particularly as the selling began to push the market into a correction in late July. Consequently, the Fund declined less than our benchmark for the third quarter and the first nine months of 2011.

Stocks  Begin  October  with  a  Rally

Stocks sold off enough last quarter to begin the fourth quarter with a vigorous rebound. The advance occurred despite news that the Economic Cycle Research Institute (ECRI), the most accurate of economic forecasters, changed its outlook to warn of an impending recession in the U.S. economy. Current statistics, however, continue to indicate slow growth instead of contraction. The most recent positive indicator was the September jobs report, which showed a 103,000 rise in nonfarm payrolls. This number may have been artificially boosted by 45,000 returning Verizon strikers, but net jobs growth came out to 58,000, about the same number as in August. While the jobs report does not show an accelerating economy, neither does it indicate an imminent recession.

Leading  Stock  Groups  Remain  Defensive

Even if the economy manages to avoid a recession in the near term, will economic growth be enough to enable stocks to avoid earnings disappointments? GDP growth earlier in the year was enough to cause analysts to estimate EPS of about $102/share for the S&P 500 Index this year. In recent weeks we have seen quite a few analysts lowering their earnings estimates for a variety of companies. In addition, we have now entered the period where companies are likely to pre-announce earnings shortfalls, which we are beginning to see. Reflecting this caution toward third quarter earnings and fourth quarter guidance, the top 50 leading industry groups in the stock market remain mostly defensive (i.e. utilities, consumer staple and healthcare). New bull markets tend to be led by stocks showing earnings growth higher than what most stocks in defensive industries can produce. For instance, even though stocks showed a decline in 2008, the short-lived market rally that began in March of that year was led by such strong groups as oil & gas, oil equipment, and railroad stocks. Until we see the leadership of the market become more typical of a new bull market, we will likely remain defensively positioned.



MARKET  SECTOR  PRICE  CHANGES



                        % 3 Months                  %YTD

S&P 500 Index               -14.3%                -10.0%
Russell Large Index         -15.1%                -10.5%
Russell Mid Index           -19.2%                -13.3%
Russell Small Index         -22.2%                -17.8%
Russell 3000 Index          -15.7%                -11.1%




Last  3  Months  and  YEAR-TO-DATE



VALUE     BLEND     GROWTH
-16.7%   -15.1%     -13.5%       LARGE
-12.8%   -10.5%      -8.2%
-19.0%   -19.2%     -19.5%      MEDIUM
-14.4%   -13.3%     -12.2%
-21.9%   -22.2%     -22.4%       SMALL
-19.7%   -17.8%     -15.9%




ECONOMIC  SECTOR  ALLOCATION



Sector                     Fund     S&P 500
Consumer Discretion        13%          11%
Consumer Staple             4%          12%
Energy                      6%          12%

Financial                  12%          14%
Health Care                13%          12%
Industrials                 2%          10%

Information Tech            7%          19%
Materials                   4%           3%
Telecommunications          0%           3%

Utilities                   7%           4%
Sector-Specific ETFs        2%          N/A
Cash                       29%          N/A
Other                       1%          N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
14%       7%        43%        LARGE

 3%       3%        15%        MEDIUM

 6%       0%         9%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                                % of Fund
Celgene Corp                                          2.0%
Consolidated Edison Inc                               1.5%
Mead Johnson Nutrition Company                        1.3%
Unilever NV                                           1.2%
PriceSmart Inc                                        1.2%



TOP  FIVE  STOCK  HOLDINGS



                                                 % of Fund
International Business Machines                       3.2%
Autozone Inc                                          3.1%
Mastercard Inc                                        2.5%
Celgene Corp                                          2.0%
Southern Company                                      1.9%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.